United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TheStreet, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103	13D	Page 1 of 15 Pages

1	Names of Reporting Persons TCV VI, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,951,946
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,951,946
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,951,946
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.1%
14	Type of Reporting Person PN

CUSIP No. 88368Q103	13D	Page 2 of 15 Pages

1	Names of Reporting Persons TCV Member Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 48,054
	8	Shared Voting Power 0
	9	Sole Dispositive Power 48,054
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,054
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person PN

CUSIP No. 88368Q103	13D	Page 3 of 15 Pages

1	Names of Reporting Persons Technology Crossover Management VI, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.2%
14	Type of Reporting Person OO

CUSIP No. 88368Q103	13D	Page 4 of 15 Pages

1	Names of Reporting Persons TCV VI Management, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 152,377
	8	Shared Voting Power 0
	9	Sole Dispositive Power 152,377
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.3%
14	Type of Reporting Person OO

CUSIP No. 88368Q103	13D	Page 5 of 15 Pages

1	Names of Reporting Persons Jay C. Hoag
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,152,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,152,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 6 of 15 Pages

1	Names of Reporting Persons Richard H. Kimball
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,152,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,152,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 7 of 15 Pages

1	Names of Reporting Persons John L. Drew
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,152,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,152,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 8 of 15 Pages

1	Names of Reporting Persons Jon Q. Reynolds, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,152,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,152,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 9 of 15 Pages

1	Names of Reporting Persons Robert W. Trudeau
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,152,377
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,152,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,152,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

CUSIP No. 88368Q103	13D	Page 10 of 15 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 27, 2007, as amended to date (the “Schedule 13D”), by TCV VI, L.P. (“TCV VI”), TCV Member Fund, L.P. (“Member Fund”, and together with TCV VI, the “TCV VI Funds”), Technology Crossover Management VI, L.L.C. (“Management VI”), TCV VI Management, L.L.C. (“TCV VI Management”), Jay C. Hoag (“Mr. Hoag”), Richard H. Kimball (“Mr. Kimball”), John L. Drew (“Mr. Drew”), Jon Q. Reynolds, Jr. (“Mr. Reynolds”), and Robert W. Trudeau (“Mr. Trudeau”) (together, the “Reporting Persons”), relating to the Common Stock (the “Common Stock”) of TheStreet, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 summarizes certain provisions of the Exchange Agreement (as defined below) and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exchange Agreement

On November 10, 2017, TCV VI and Member Fund entered into an exchange agreement with the Issuer (the “Exchange Agreement”) pursuant to which, among other things, all 5,500 outstanding shares of Series B convertible preferred stock of the Company (the “Series B Preferred Stock”) held by the TCV VI Funds were exchanged for an aggregate of (i) 6,000,000 shares of Common Stock and (ii) cash consideration in the amount of $20,000,000.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Statement and incorporated herein by reference.

Director Appointment Right

The holders of Series B Preferred Stock previously had the right to elect one director on an annual basis (the “Director Appointment Right”). Christopher Marshall, who served as such Series B Preferred Stock director, resigned from the board of directors of the Issuer on March 31, 2013. No individual was ever elected to fill the vacancy following the resignation of Mr. Marshall. The Series B Preferred Stock is no longer outstanding following the exchange of the Series B Preferred Stock for Common Stock pursuant to the Exchange Agreement, and therefore the Director Appointment Right has terminated.

CUSIP No. 88368Q103	13D	Page 11 of 15 Pages

General

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of their shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

In addition, the Reporting Persons may engage in discussions with management, shareholders and the board of directors of the Issuer and other relevant parties regarding potential corporate transactions, such as: a merger or reorganization or other transactions that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Except as set forth above and as set forth in the Reporting Persons’ initial statement on Schedule 13D filed with the United States Securities and Exchange Commission on November 27, 2007 and Amendment No. 1, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 88368Q103	13D	Page 12 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 49,013,925 shares of Common Stock outstanding as of November 10, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCV VI. L.P.	5,951,946	12.1%	5,951,946	0	5,951,946	0
TCV Member Fund, L.P.	48,054	0.1%	48,054	0	48,054	0
Technology Crossover Management VI, L.L.C.	6,000,000	12.2%	0	6,000,000	0	6,000,000
TCV VI Management, L.L.C.	152,377	0.3%	152,377	0	152,377	0
Jay C. Hoag	6,152,377	12.6%	0	6,152,377	0	6,152,377
Richard H. Kimball	6,152,377	12.6%	0	6,152,377	0	6,152,377
John L. Drew	6,152,377	12.6%	0	6,152,377	0	6,152,377
Jon Q. Reynolds, Jr.	6,152,377	12.6%	0	6,152,377	0	6,152,377
Robert W. Trudeau	6,152,377	12.6%	0	6,152,377	0	6,152,377

TCV VI is the record holder of 5,951,946 shares of Common Stock, Member Fund is the record holder of 48,054 shares of Common Stock, and TCV VI Management is the record holder of 152,377 shares of Common Stock.

Management VI, as the general partner of TCV VI and a general partner of the Member Fund, may be deemed to share beneficial ownership of the shares held by the TCV VI Funds. Management VI disclaims any such beneficial ownership.

The Management VI Members are Class A Members of Management VI and, in such capacity, each may be deemed to share beneficial ownership of the shares of Common Stock held by the TCV VI Funds. Additionally, each of the Management VI Members are Members of TCV VI Management and, in such capacity, each may be deemed to share beneficial ownership of the shares of Common Stock held by TCV VI Management. Each of the Management VI Members disclaims any such beneficial ownership.

CUSIP No. 88368Q103	13D	Page 13 of 15 Pages

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4 summarizes certain provisions of the Exchange Agreement and is incorporated herein by reference. The Exchange Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit Number	Description

8	Exchange Agreement, dated as of November 10, 2017, by and among TheStreet, Inc., TCV VI, L.P. and TCV Member Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by TheStreet, Inc. (File No. 000-25779) on November 13, 2017).

CUSIP No. 88368Q103	13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 14, 2017

TCV VI, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VI, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

TCV VI MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

CUSIP No. 88368Q103	13D	Page 15 of 15 Pages

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory